                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                        COMMISSION FILE NUMBER ________


                       THE 401(k) SAVINGS PLAN FOR ACS-GSG
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The 401(k) Savings Plan for ACS-GSG is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE 401(k) SAVINGS PLAN FOR ACS-GSG

By:      /s/ Lora Villarreal
         --------------------------------------------------------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    May 31, 2001

                       THE 401(k) SAVINGS PLAN FOR ACS GSG

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                                TABLE OF CONTENTS
                                DECEMBER 31, 1999






Independent Auditors' Report......................................................................................1


Statements of Net Assets Available for Benefits
   December 31, 1999 and 1998.....................................................................................3


Statement of Changes in Net Assets Available for
   Benefits-for the year ended December 31, 1999..................................................................4


Notes to Financial Statements.....................................................................................5


Supplemental Schedule ...........................................................................................11

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of
The 401(k) Savings Plan for ACS GSG

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings Plan for ACS GSG ("Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of The 401(k) Savings Plan for ACS-GSG as of December 31, 1998 were audited by other auditors whose report dated July 30, 1999, expressed a qualified opinion as permitted by section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 1999 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     Salmon, Beach & Company,
                                     A Professional Corporation
                                     Certified Public Accountants & Consultants
October 10, 2000
Dallas, Texas

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                                             1999                  1998
                                                                                             ----                  ----
Funds held in Connecticut General Life Insurance
     Guaranteed Income Fund                                                           $    15,256,814       $             -

Pooled separate accounts
     CIGNA Lifetime60                                                                         332,297               390,829
     CIGNA Lifetime50                                                                         197,903               209,049
     CIGNA Lifetime40                                                                       4,444,728             3,842,082
     CIGNA Lifetime30                                                                         179,270                29,078
     CIGNA Lifetime20                                                                         926,106               681,098
     Large Company Stock Index Fund                                                         5,887,815             4,144,258
     Large Company Stock - Growth Fund                                                     19,459,856            14,944,838
     Fidelity Advisor Growth Opportunity                                                       35,523                     -
     American Century Ultra Fund                                                           23,060,868            14,252,712
     Balanced Fund                                                                             15,634                     -
     Invesco Dynamics Account                                                               1,055,286                     -
     Small Company Stock - Growth Fund                                                      1,493,739                     -
     Janus Worldwide Account                                                                1,707,764                     -
     Foreign Stock II Fund                                                                  2,696,159                     -
     Fixed Fund                                                                                     -             3,358,358
     Actively Managed Fixed Income Fund                                                             -               157,386
     Lazard Small Cap Equity Fund                                                                   -               787,249
     Templeton Foreign Fund                                                                         -             1,951,505

CIGNA Direct                                                                                  670,535               198,096
Legg Mason Value Trust                                                                      1,089,504                     -
ACS Stock                                                                                   1,323,051               410,589

Cash                                                                                                -            15,976,071
Other Assets                                                                                    5,620                     -

Participant Loans                                                                           1,610,720               980,176
                                                                                      ---------------       ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                                     $    81,449,192       $    62,313,374
                                                                                      ===============       ===============


    The accompanying notes are an integral part of these financial statements.

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


ADDITIONS:
   Contributions:
     Participants                                                                                  $      7,853,075
     Employer                                                                                             2,917,087
     Rollover from other plans                                                                            1,388,160
                                                                                                   ----------------
       Total contributions                                                                               12,158,322
                                                                                                   ----------------

   Earnings on investments:
     Net realized/unrealized appreciation on investments                                                 15,006,116
     Interest/Dividends                                                                                     801,413
                                                                                                   ----------------
       Total earnings on investments                                                                     15,807,529
                                                                                                   ----------------

         Total additions                                                                                 27,965,851
                                                                                                   ----------------


DEDUCTIONS:

     Benefits paid to participants                                                                        7,416,030
     Plan expenses                                                                                           58,911
                                                                                                   ----------------

         Total deductions                                                                                 7,474,941
                                                                                                   ----------------

Increase in net assets                                                                                   20,490,910

Transfer of assets from this Plan                                                                        (1,355,092)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period                                                                                      62,313,374
                                                                                                   ----------------

End of period                                                                                      $     81,449,192
                                                                                                   ================



    The accompanying notes are an integral part of this financial statement.

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION
The following description of The 401(k) Savings Plan for ACS GSG (Plan) provides only general information. ACS Government Solutions Group Inc. (Company) is the sponsor of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL
The Plan was originally effective on July 1, 1988 and was amended and restated on January 1, 1999. Until January 1, 1999, the Plan was know as The 401(k) Savings Plan for Employees of Computer Data Systems, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986.

Participants in the Plan have the following options, which are primarily pooled separate accounts managed by Connecticut General Life Insurance Company (CIGNA).

GENERAL ACCOUNT
       CIGNA Charter Guaranteed Income Fund which is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS
       CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

       Large Company Stock Index Fund, managed by CIGNA, invests in stocks that comprise the S&P 500 stock index.

       Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

       Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

       American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

       Balanced Fund, managed by Invesco Capital Management, Inc., seeks to achieve a high total return by investing in a combination of equity and fixed income securities.

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
       Invesco Dynamics Account invests in common stocks of mid-sized companies with market capitalizations between $1 billion and $10 billion to provide capital appreciation.

       Small Company Stock - Growth Fund, managed by TimesSquare Capital Management, invests primarily in the common and preferred stock of U.S. companies with market capitilazation between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

       Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

       Foreign Stock II Fund, managed by the Bank of Ireland Asset Management team, invests in common stocks of well-established companies outside the U.S. to provide long-term capital appreciation.

       CIGNA Direct is a self-directed account where a participant can select publicly traded stocks or mutual funds up to 50% of the participant's total account balance.

       Legg Mason Value Trust invests in securities that are believed to be undervalued in relation to the long-term earning power of the invested companies.

       Affiliated Computer Services (ACS) stock is an investment in the Company's stock. This stock is the parent company of the Plan's sponsor.

Participants had the following choices through November 1999. These funds were rolled into other funds at the election of each participant.

       Fixed Fund invests in a diversified portfolio of high quality, fixed income instruments that preserve capital.

       Lazard Small Cap Portfolio invests primarily in small-cap equity securities.

       Actively Managed Fixed Income invests in an actively managed portfolio of predominantly high quality corporate and government fixed income securities.

       Templeton Foreign Account invests in common stock including America, European, and Global Depository Receipts.

FUNDING
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who are not covered by a collective bargaining agreement.

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
FUNDING (CONTINUED)
Participating employees may contribute up to fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company matches each participant's salary reduction contributions equal to 100% of the first 2% and 25% of the next 4% of such participant's compensation. In the prior year, the Company made matching contributions of 25% up to 5% of participant's compensation. The Company may change the rate of matching contributions at any time by notifying participants in sufficient time to adjust their salary reduction contributions prior to the start of the period in which the new matching contribution percentage applies. In addition, the Company may make a discretionary matching contribution to the Plan, based on a percentage of the participant's salary reduction contributions.

ALLOCATION
Each participant's account is credited with the participant's and Company's matching contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company discretionary contributions are allocated among the participants on the last day of the Plan year and in the same proportion that the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING
Employee contributions are 100% vested. An employee is credited with a year of service for each fiscal year that the employee completes at least 1,000 hours of service. Effective January 1, 1999, employer matching contributions vest over the following schedule:

                        Years of Vesting Service                         Vested Interest
                        ------------------------                         ---------------
                               Less than 2                                       0%
                                    2                                           50%
                                3 or more                                      100%

For employees that started prior to January 1, 1999, employer matching contributions vest over the following schedule:

                        Years of Vesting Service                         Vested Interest
                        ------------------------                         ---------------
                               Less than 1                                       0%
                                    1                                           20%
                                    2                                           50%
                                3 or more                                      100%

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
PARTICIPANT NOTES RECEIVABLE
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms are not to exceed five years, unless for the purpose of acquiring a principal residence, in which case the loan may not be in excess of ten years. The balance in the participant's account secures the loans. The interest rates are determined by the trustee using the prime rate. An interest rate of 8.75% to 9.5% was charged during 1999. Principal and interest is paid ratably through regular payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION
The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES
Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce the employer contributions. The Company reduced its matching contribution by $165,585 of forfeitures for the year ended December 31, 1999.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVESTMENT VALUATION AND INCOME RECOGNITION
CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS
The Internal Revenue Service has determined by letter dated February 1, 1996, that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has since been amended, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan is in the process of filing for an updated letter of determination. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION
The Plan holds funds for 473 terminated employees with account balances totaling $12,667,581 at December 31, 1999.

NOTE 5.  INVESTMENTS
The Plan maintains the following investments, which represent 5% or more of net assets available for benefits at December 31, 1999:

                  Guaranteed Income Fund                                 $    15,256,814
                  CIGNA Lifetime40                                             4,444,728
                  Large Company Stock Index Fund                               5,887,815
                  Large Company Stock - Growth Fund                           19,459,856
                  American Century Ultra Fund                                 23,060,868

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 6.  INFORMATION CERTIFIED BY TRUST COMPANY
Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1999, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7. RELATED PARTY TRANSACTIONS
The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

                       THE 401(k) SAVINGS PLAN FOR ACS GSG
                                DECEMBER 31, 1999

















                              SUPPLEMENTAL SCHEDULE

THE 401(k) SAVINGS PLAN FOR ACS GSG
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
EIN# 52-0882982
PLAN NUMBER: 001

       (b) IDENTITY OF ISSUE,       (c) DESCRIPTION OF INVESTMENT, INCLUDING
        BORROWER, LESSOR, OR          MATURITY DATE, RATE OF INTEREST,                    (e) CURRENT
 (a)      SIMILAR PARTY               COLLATERAL, PAR, OR MATURITY VALUE                      VALUE
------ -----------------------------------------------------------------------------------------------------

*      CIGNA                        CIGNA Lifetime60                                      $         332,297

*      CIGNA                        CIGNA Lifetime50                                                197,903

*      CIGNA                        CIGNA Lifetime40                                              4,444,728

*      CIGNA                        CIGNA Lifetime30                                                179,270

*      CIGNA                        CIGNA Lifetime20                                                926,106

*      CIGNA                        Chtr Large Co Stk Index-CIGNA                                 5,887,815

*      CIGNA                        Chtr Lg Co Stock Growth-Putnam                               19,459,856

*      CIGNA                        American Century Ultra Account                               23,060,868

*      CIGNA                        Chtr Balanced Fund-Invesco                                       15,634

*      CIGNA                        Fid Adv Growth Opportunities                                     35,523

*      CIGNA                        Invesco Dynamics                                              1,055,286

*      CIGNA                        Chtr Sm Co Stk Growth-Fiduciary                               1,493,739

*      CIGNA                        Janus Worldwide Account                                       1,707,764

*      CIGNA                        Chtr Foreign Stk II-Bank Ireland                              2,696,159

*      CIGNA                        Chtr Guaranteed Income Fund                                  15,262,434

*      CIGNA                        Legg Mason Value Trust                                        1,089,504

*      NATL FINANCIAL SERVICES CORP Affiliated Computer Services Stock                            1,323,051

*      CIGNA                        CIGNA Direct                                                    670,535

                                    Participant Loans at 7% to 10%                                1,610,720
                                                                                         -------------------
                                                                                          $      81,449,192
                                                                                         ===================

*      Denotes a party-in-interest

                                INDEX TO EXHIBITS

Exhibit No.                          Description
-----------                          -----------

23                                   Consent of Salmon, Beach & Company, P.C.